Exhibit (a)(1)(D)

January 14, 2003

Dear Option Holder:

        Enclosed is an offer approved by our Board of Directors to exchange stock appreciation rights to be issued pursuant to our new 2002 Stock Incentive Plan for your out-of-the-money options issued pursuant to our previous stock plans. If you elect to surrender your outstanding stock options pursuant to this offer, we will grant you stock appreciation rights equal to the number of shares subject to your outstanding options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002) with a grant price of $1.14 per share. We are mailing you a copy of Annex A to your SAR agreement which lists the number and exercise prices of the options you currently hold.

        These stock appreciation rights or SARs will be fully vested upon completion of 60 days of continuous employment following the date of grant. Vested SARs will entitle holders, upon the occurrence of an IPO, change of control or dissolution of NuVox, to receive payment in cash and/or securities in an amount determined by multiplying the number of shares with respect to which their SARs are granted by any increase in the fair market value per share of our common stock at the time of such event over the initial grant price of the SARs. The $1.14 per share grant price of the SARs is substantially lower than the exercise prices of our outstanding options which currently range from $59.00 to $1,356.00 per share.

        To accept our offer and receive a grant of SARs in exchange for your outstanding stock options, you must complete, sign and return the enclosed Letter of Transmittal and the signature page of your SAR agreement prior to the expiration of our offer. Our offer is currently scheduled to expire on February 13, 2003. If you do not tender your options, you will not receive SARs in exchange therefor and your options will remain unchanged, with their existing prices and terms.

        You should read the enclosed materials carefully in their entirety before making a decision regarding this offer to exchange SARs for your outstanding options. Please e-mail any questions you may have after reading the enclosed materials to ShareholderRelations@NuVox.com.

Sincerely, David L. Solomon Chairman and CEO